Filed Pursuant to Rule 253(g)(2)

File No. 024-11056

Supplement No. 1 to Post-Qualification Offering Circular Amendment No. 1 dated July 17, 2020

 20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

(240) 453-6339; www.2020gene.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 1 of 20/20 GeneSystems, Inc. (the “Company”), dated July 17, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement is being file to provide updated disclosure to reflect that, effective October 30, 2020, SI Securities, LLC is no longer engaged as the Company’s sole placement agent for the offering. This Supplement is also being filed to include the attached Semi-Annual Report on Form 1-SA filed with the Securities and Exchange Commission on September 28, 2020. The exhibits to such Form 1-SA are not included with this Supplement and are not incorporated by reference herein.

Effective October 30, 2020, the Company and SI Securities, LLC, which we refer to in this Supplement as SeedInvest, and which the Company had engaged to serve as our sole lead placement agent to assist in the placement of our securities on the online platform of a SeedInvest affiliate, have agreed that the Company’s securities will no longer be offered on the SeedInvest platform.

The Company intends to engage a new placement agent to continue offering and selling its securities. As soon as the Company does so, it will file an offering circular supplement to disclose the new placement agent and the new placement agent’s compensation, as well as other material terms relating to the engagement.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is October 5, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

20/20 GeneSystems, Inc.

(Exact name of issuer as specified in its charter)

Delaware	57-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or the “Company” refer to 20/20 GeneSystems, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business─Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are an early revenue stage digital diagnostics company with the core mission of developing and commercializing in-vitro diagnostic tests powered by machine learning to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, we use machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. Our cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, we expanded our business and offered several Covid-19 antibody tests, both rapid kits and laboratory-based tests. In the third quarter of 2020, in response to substantial and urgent demand for expanded viral testing in Maryland, we also began to provide COVID-19 viral testing using polymerase chain reaction (PCR) analytical equipment in our clinical laboratory.

Our legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck. Our BioCheck kits for screening suspicious powders remains profitable, but with limited growth potential, at least in the U.S. absent a serial anthrax incident, or similar incident, like the one that occurred in the U.S. in 2001.

Recent Developments

On January 8, 2020, we launched an offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, pursuant to which we are offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. Subsequent to June 30, 2020, we raised approximately $1.2 million in gross proceeds through the sale of 272,658 shares of our Series C Preferred Stock.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;

●	personnel and facilities costs in any region in which we seek to introduce and market our products;

●	the costs of sales, marketing, and customer acquisition;

●	average price per test paid by consumers;

●	the number of tests ordered per quarter;

●	costs of third-party laboratories to run our tests;

●	willingness of healthcare providers (including telemedicine providers) to prescribe and encourage our tests and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate;

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in any region of the world; and

●	the extent and duration of demand for COVID-19 viral and serology testing after the introduction and acceptance of safe and effective vaccines.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2020 and 2019.

	Six Months Ended June 30,		Change
	2020	2019	$	%
Revenues	$1,548,354	$140,150	$1,408,204	1,004.78%
Cost of revenues	803,370	136,537	666,833	488.39%
Gross profit	744,984	3,613	741,371	20,519.54%
Operating expenses
Sales, general and administrative	1,262,477	1,053,269	209,208	19.86%
Research and development	167,755	109,065	58,690	53.81%
Total operating expenses	1,430,232	1,162,334	267,898	23.05%
Loss from operations	(685,248)	(1,158,721)	473,473	40.86%
Total other income (expense)	13,645	20,040	(6,395)	(31.91)%
Net loss	$(671,603)	$(1,138,681)	$467,078	41.01%

Revenues. We generate revenues from sales of OneTest, BioCheck and Covid-19 antibody tests. Our total revenues were $1,548,354 for the six months ended June 30, 2020, compared to $140,150 for the six months ended June 30, 2019, an increase of $1,408,204, or 1,004.78%.

Revenues from sales of OneTest increased by $74,662, or 395.70%, to $93,530 for the six months ended June 30, 2020 from $18,868 for the six months ended June 30, 2019. Such increase was due to revenue recognition from preforming tests on orders received late in 2019 and January, February and early March 2020 and from demand generated from our marketing efforts. The pandemic has resulted in a general decrease in non-urgent in-person medical care including cancer screenings. Since OneTest presently requires a venipuncture blood specimen from a phlebotomist, this has dampened demand.

Revenues from sales of BioCheck decreased by $24,522, or 20.22%, to $96,760 for the six months ended June 30, 2020 from $121,282 for the six months ended June 30, 2019. The decrease in BioCheck sales is likely attributable to the pandemic related budget pressures on State and municipal governments in the current year which comprise the bulk of customers for this test.

Revenues from our new Covid-19 antibody tests were $1,358,064 for the six months ended June 30, 2020.

Cost of revenues. Our cost of revenues includes materials, labor and laboratory expenses. Our cost of revenues increased by $666,833, or 488.39%, to $803,370 for the six months ended June 30, 2020 from $136,537 for the six months ended June 30, 2019. This increase was mainly due to cost of Covid-19 antibody tests. Additionally, there was an increase in base costs of maintaining a laboratory, amortization of license agreements attributable to the analyzation of OneTest orders and the required diagnostic reagent kits in connection with the OneTest sales increases.

Gross profit and gross margin. Our gross profit increased by $741,371, or 20,519.5%, to $744,984 for the six months ended June 30, 2020 from $3,613 for the six months ended June 30, 2019. Gross profit as a percentage of revenues (gross margin) was 48.11% and 2.6% for the six months ended June 30, 2020 and 2019, respectively. The increase in the gross margin was primarily due to sales of Covid-19 antibody tests, which have higher margins than our other tests, beginning in March 2020.

Sales, general and administrative expenses. Our sales, general and administrative expenses include sales, marketing, office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our sales, general and administrative expenses increased by $209,208, or 19.9%, to $1,262,477 for the six months ended June 30, 2020 from $1,053,269 for the six months ended June 30, 2019. Such increase was primarily due to an increase in sales and marketing related costs necessitated by pandemic testing needs and opportunities. As a percentage of revenues, sales, general and administrative expenses decreased to 81.5% for the six months ended June 30, 2020 from 751.5% for the six months ended June 30, 2019.

Research and development expenses. Our research and development expenses include principally clinical data acquisitions, laboratory validation and bridging studies, data analysis algorithms and non-capitalizable machine learning software development. It also includes laboratory test validation and technical consultation. Our research and development expenses increased by $58,690, or 53.8%, to $167,755 for the six months ended June 30, 2020 from $109,065 for the six months ended June 30, 2019. The increase was due to the allocation of staffing and consulting resources related to the development and/or validation of Covid-19 and cancer test products in 2020 compared to the prior year period. As a percentage of revenues, research and development expenses decreased to 10.8% for the six months ended June 30, 2020 from 77.8% for the six months ended June 30, 2019.

Net loss. As a result of the cumulative effect of the factors described above, our net loss decreased by $467,078 or 41.0%, to $671,603 for the six months ended June 30, 2020 from $1,138,681 for the six months ended June 30, 2019.

Liquidity and Capital Resources

Historically, our sources of cash have included private placements of equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs; the acquisition of clinical data, patient samples (blood, tissue), intellectual property; and expenditures related to equipment and improvements used for our laboratory facility. We intend to fund our operations through increased revenue from operations and the remaining capital raised through our recent offerings.

Summary of Cash Flows

As of June 30, 2020, we had approximately $1,503,058 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2020	2019
Net cash used in operating activities	$(826,941)	$(1,143,239)
Net cash provided by (used in) investing activities	595,325	(2,200,000)
Net cash provided by financing activities	1,098,656	1,149,483
Net increase (decrease) in cash and cash equivalents	867,040	(2,193,756)
Cash and cash equivalents at beginning of period	636,018	3,273,494
Cash and cash equivalent at end of period	$1,503,058	$1,079,738

Net cash used in operating activities was $826,941 for the six months ended June 30, 2020, as compared to $1,143,239 for the six months ended June 30, 2019. The principal use of cash in operating activities was to fund our net loss. Cash flows from operations can vary significantly due to various factors, including changes in our operations, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

Net cash provided by investing activities was $595,325 for the six months ended June 30, 2020, as compared to $2,200,000 net cash used in investing activities for the six months ended June 30, 2019. Net cash provided by investing activities for the six months ended June 30, 2020 consisted of $601,873 from redemption of certificates of deposits, offset by purchases of equipment of $6,548, while net cash used in investing activities for the six months ended June 30, 2019 consisted entirely of investments in certificates of deposit.

Net cash provided by financing activities was $1,098,656 for the six months ended June 30, 2020, as compared to $1,149,483 for the six months ended June 30, 2019. Net cash provided by financing activities for the six months ended June 30, 2020 consisted of $954,517 from the proceeds from the issuance of preferred stock, proceeds of $144,107 from notes payable and $32 from the exercise of warrants, while net cash provided by financing activities for the six months ended June 30, 2019 consisted entirely of net proceeds from the issuance of preferred stock.

Regulation A Offerings

On August 17, 2018, we launched our first offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we offered shares of our Series B Preferred Stock at a purchase price of $3.53 per share. During 2018, we raised approximately $3,919,062 in gross proceeds through the sale of 1,110,216 shares of Series B Preferred Stock for net proceeds of $3,593,419. During the six months ended June 30, 2019, we raised approximately $1,275,175 in gross proceeds through the sale of 361,271 shares of Series B Preferred Stock for net proceeds of $1,149,483.

On January 8, 2020, we launched our second offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we are offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. During the six months ended June 30, 2020, we raised approximately $1,181,738 in gross proceeds through the sale of 268,577 shares of our Series C Preferred Stock for net proceeds of $1,015,157, of which $60,640 was recorded as a subscription receivable as funds were not received as of the period end.

PPP Loan

On May 19, 2020, we received a $144,107 Paycheck Protection Program (“PPP”) loan from the United States Small Business Administration (“SBA”) under provisions of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).  The PPP loan has a two-year term and bears interest at a rate of 1.0% per annum.  Monthly principal and interest payments are deferred for six months after the date of disbursement.  The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties.  The PPP loan contains events of default and other provisions customary for loans of this type.  The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.  We intend to use the proceeds from the PPP loan for qualifying expenses and to apply for forgiveness of the PPP loan in accordance with the terms of the CARES Act. We have classified $55,785 of the PPP loans as current liabilities and $88,322 as long-term liabilities pending SBA clarification of the final loan terms.

Capital Expenditures

We incurred capital expenditures of $6,548 in the six months ended June 30, 2020. We incurred no capital expenditures in the six months ended June 30, 2019. We estimate that our total capital expenditures in fiscal year 2020 will reach approximately $400,000. Such funds will be used primarily to purchase laboratory instrumentation associated with COVID-19 viral (PCR) testing.

Contractual Obligations

In November 2000, we entered into a licensing agreement with the United States Public Health Service (“PHS”) that gave us exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, we were required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year we achieve annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter. The agreement also calls for us to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires us to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until we have achieved $500,000 in net sales of licensed products, $20,000 once we have achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once we achieve net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $195,794 at June 30, 2020 and December 31, 2019.

In July 2002, we entered into an award and royalty agreement with MdBio, Inc. Under this agreement, we received $150,000 in funding and are to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid.

During 2010, we entered into a licensing agreement with Abbott Molecular, Inc. (“Abbott”). Under this agreement, we retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, we are to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either our lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire our lung cancer testing business at various intervals.

In May 2011, we received a grant from the Maryland Biotechnology Center (“MBC”). Under this grant agreement, we were to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, we are to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to our BioCheck product). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000.

In February 2016, we entered into a collaboration agreement with National Foundation for Cancer Research, Inc. (“NFCR”), a tax exempt 501(c)(3) organization, for the development of a cloud accessible algorithm to assist physicians in the People’s Republic of China (“PRC”) to interpret test results, and to support refinements of PAULA’s Test. NFCR will assist us in obtaining blood test data from the PRC. Upon execution of the agreement, we issued NFCR 19,157 shares of Common Stock. We issued an additional 19,157 shares of Common Stock in 2016 based on the first milestone of receiving data from the first 1,000 patients located in the PRC. Per the agreement, after we have analyzed data from the initial population, we may seek additional data from more patients which can trigger an additional 38,315 shares of Common Stock being issued. To date, this provision has not yet been triggered. If, upon seeking and receiving this additional patient data as set forth in the agreement, and immediately after issuing the requisite shares, for five (5) years we shall pay to NFCR two percent (2%) of gross sales we derive from the sale, licensing and other dispositions of the developed algorithm, payable quarterly.

Effective April 17, 2017, we entered into a six-month option agreement with Chang Gung Memorial Hospital of Taiwan to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to our pan-cancer test. The option period was extended through February 28, 2018 through an amendment executed in November 2017. The option was exercised in a timely manner, payments were made, data was transferred to us and was verified by us and we entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. As consideration for this option, we paid an option fee of $75,000. Once the option was exercised in February 2018, we paid an additional license fee of $150,000 in cash and $300,000 in Common Stock (through the issuance of 92,025 shares of Common Stock), which were released from escrow upon verification of the viability of the data.  We have amortized the license agreement over the term amounting to an accumulative amortization of $49,616 and $39,437 as of June 30, 2020 and December 31, 2019, respectively.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. Effective January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, using the modified retrospective method. We determined that the adoption of ASC 606 had no material impact to our financial statements. In accordance with ASC Topic 606, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue from the sale of OneTest is recognized when returned testing kits are processed in the laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients. We recognize revenue from the sale of BioCheck when purchase orders are processed, and kits are shipped to customers. We recognize revenue from the sale of Covid-19 tests when purchase orders are processed, and tests are shipped to customers.

Inventories. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2020 and December 31, 2019.

Intangible Assets – Patents. We capitalize patent filing fees, and we expense legal fees, in connection with internally developed pending patents. We also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. We evaluate the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets. The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the six months ended June 30, 2020 and 2019. There can be no assurance, however, that market conditions will not change or demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs. We comply with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock. ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by us. Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by us.

Research and Development. We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation. We account for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Recently Issued Accounting Pronouncements

In January 2017, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit’s carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease’s guidance. The ASU is effective for annual periods beginning January 1, 2019 for public companies and January 1, 2022 for non-public companies, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning January 1, 2020 for public companies and January 1, 2023 for non-public companies. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our financial statements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

20/20 GENESYSTEMS, INC.

BALANCE SHEETS

JUNE 30, 2020 AND DECEMBER 31, 2019

(UNAUDITED)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$1,503,058	$636,018
Accounts receivable, net	131,181	32,498
Inventory	155,614	35,477
Short-term investment (certificates of deposit)	1,045,933	1,647,806
Prepaid expenses	132,168	51,567
Total current assets	2,967,954	2,403,366
License agreement, net	400,392	410,571
Property and equipment, net	48,430	48,924
Intangible assets, net	239,061	247,453
Due from affiliated entities	2,699	2,699
Other assets	12,917	12,873
Total assets	$3,671,453	$3,125,886

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$578,098	$382,722
Accrued liabilities	445,443	516,063
Deferred revenue	71,533	77,775
Note payable	55,785	-
Total current liabilities	1,150,859	976,560

Long-term liabilities:
Note payable	88,322	-
Total long-term liabilities	88,322	-

Total liabilities	1,239,181	-

Commitments and contingencies (Note 5)

Stockholders’ equity:
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 268,577 and 0 shares issued and outstanding, respectively	2,686	-
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 and 1,110,216 shares issued and outstanding, respectively	14,715	14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding	4,424	4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding	6,515	6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding	8,464	8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,728,833 and 4,725,633 shares issued and outstanding, respectively	47,288	47,256
Additional paid-in capital	22,882,671	21,870,200
Subscription receivable	(60,640)	-
Accumulated deficit	(20,473,851)	(19,802,248)
Total stockholders’ equity	2,432,272	2,149,326
Total liabilities and stockholders’ equity	$3,671,453	$3,125,886

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

	2020	2019
Revenues	$1,548,354	$140,150

Cost of revenues	803,370	136,537

Gross profit	744,984	3,613

Operating expenses:
Sales, general and administrative	1,262,477	1,053,269
Research and development	167,755	109,065
Total operating expenses	1,430,232	1,162,334

Operating loss	(685,248)	(1,158,721)

Other income (expense):
Interest income	13,645	26,940
Other expense	-	(6,900)
Total other (income) expense	(13,645)	(20,040)

Net loss	$(671,603)	$(1,138,681)

Basic and diluted net loss per common share	$(0.14)	$(0.24)
Weighted-average common shares outstanding, basic and diluted	4,726,143	4,725,633

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

Six Months Ended June 30, 2020

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2019	-	$-	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,725,633	$47,256	$21,870,200	$-	$(19,802,248)	$2,149,326
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	3,200	32	-	-	-	32
Issuance of preferred stock, net of offering costs	268,577	2,686	-	-	-	-	-	-	-	-	-	-	1,012,471	(60,640)	-	954,517
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(671,603)	(671,603)
Balance, June 30, 2020	268,577	$2,686	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,728,833	$47,288	$22,882,671	$(60,640)	$(20,473,851)	$2,432,272

Six Months Ended June 30, 2019

	Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2018	1,110,216	$11,102	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,725,633	$47,256	$20,583,816	$(17,376,910)	$3,284,667
Issuance of preferred stock, net of offering costs	361,271	3,613	-	-	-	-	-	-	-	-	1,145,870	-	1,149,483
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,138,681)	(1,138,681)
Balance, June 30, 2019	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,725,633	$47,256	$21,729,686	$(18,515,591)	$3,295,469

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(671,603)	$(1,138,681)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,434	9,424
Stock compensation	-	-
Amortization of license fees	10,179	10,179
Changes in operating assets and liabilities:
Accounts receivable	(98,683)	(15,926)
Inventory	(120,137)	4,116
Prepaid expenses and other	(80,645)	(49,959)
Accounts payable	195,376	102,630
Accrued liabilities	(70,620)	(69,809)
Deferred revenue	(6,242)	4,787
Other liabilities	-	-
Net cash used in operating activities	(826,941)	(1,143,239)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,548)	-
Investments in certificates of deposit	-	(2,200,000)
Redemption of certificate of deposit	601,873	-
Net cash provided by (used in) investing activities	595,325	(2,200,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable (Paycheck Protection Plan)	144,107	-
Proceeds from exercise of warrant	32	-
Proceeds from sale of preferred stock, net of offering costs	954,517	1,149,483
Net cash provided by financing activities	1,098,656	1,149,483

Increase (decrease) in cash and cash equivalents	867,040	(2,193,756)
Cash and cash equivalents, beginning of period	636,018	3,273,494
Cash and cash equivalents, end of period	$1,503,058	$1,079,738

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the “Company”), founded in May 2000, is a digital diagnostics company with the core mission of developing and commercializing in-vitro laboratory based diagnostic tests powered by machine learning to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several Covid-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company’s legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

Concern Guidance Assessment

The Company has incurred operating losses since inception and historically relied on debt and equity financing for working capital.  Based on our current cash reserves and anticipated revenues and investments over the next 6-12 months, the Company expects to fund its operations through increased revenue from operations and the remaining capital raised through its recent Regulation A offerings. On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, pursuant to which, through the date of these financial statements, the Company has raised approximately $2.2 million in gross proceeds through the sale of 489,781 shares of Series C Preferred Stock. In addition, in May 2020, the Company received a $144,000 Paycheck Protection Program (“PPP”) loan from the United States Small Business Administration (“SBA”) under provisions of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Based on the Company’s current capital, management believes the doubt regarding the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2019 and 2018. The results of operations for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets, stock-based compensation and expense accruals.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020 and December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On June 30, 2020 and December 31, 2019, customer accounts receivable totaled $131,181 and $32,498, respectively. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management’s determination of the amount deemed uncollectable. An allowance for doubtful accounts of $17,000 is included in accounts receivable at June 30, 2020 and December 31, 2019.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2020 and December 31, 2019.

Certificates of Deposit

The Company uses certificates of deposit for short-term investments. No more than $250,000 is invested in any single certificate of deposit so that all balances are covered by federally insured limits. As of June 30, 2020 and December 31, 2019, $1,048,433 and $1,647,806, respectively, of the Company’s certificates of deposit had original maturities greater than three months and therefore were not included in cash and cash equivalents.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets - Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the six months ended June 30, 2020 and 2019. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Per Share Information

Basic per share information is computed based upon the weighted average number of shares of Common Stock outstanding during the period. Diluted per share information consists of the weighted average number of shares of Common Stock outstanding, plus the dilutive effects of potential shares of Common Stock, including convertible Preferred Stock, and options and warrants calculated using the treasury stock method. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive

During the six months ended June 30, 2020 and 2019, the Company excluded the outstanding securities summarized below from its calculation of diluted loss per share, as their effects would have been anti-dilutive.

	2020	2019
Warrants to purchase Common Stock	108,006	116,906
Options to purchase Common Stock	342,235	202,917
Series C Preferred Stock	268,577	-
Series B Preferred Stock	1,471,487	1,471,487
Series A-2 Preferred Stock	442,402	442,402
Series A-1 Preferred Stock	651,465	651,465
Series A Preferred Stock	846,368	846,368
	4,130,540	3,731,545

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective method. The Company determined that the adoption of ASC 606 had no material impact to the Company’s financial statements. In accordance with ASC Topic 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenue by contract type is as follows:

	For the Six Months Ended June 30,
	2020	2019
Revenues
BioCheck	$96,760	$121,282
OneTest	93,530	18,868
Covid-19 Antibody Tests	1,358,064	-
Total revenues	$1,548,354	$140,150

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Performance Obligations ‒ Performance obligations for two different types of services are discussed below:

●	OneTest ‒ Revenue from the sale of OneTest is recognized when returned testing kits are processed in the laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients and insurance companies.

●	BioCheck ‒ Revenues for kits is recognized when purchase orders are processed and kits are shipped to customers.

●	Covid-19 Antibody Tests ‒ Revenues for Covid-19 tests is recognized when purchase orders are processed, and tests are shipped to customers.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $40,543 and $8,388 for the six months ended June 30, 2020 and 2019, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s technologies and future manufacturing processes. The Company’s research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $98,816 and $34,907 for the six months ended June 30, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of June 30, 2020, approximately 58% of total accounts receivable were due from three sources. As of December 31, 2019, approximately 42% of total accounts receivable were due from two sources. During the six months ended June 30, 2020, approximately 20% of total revenues were received from two sources. During the six months ended June 30, 2019, approximately 11.4% of total revenues were received from one source. Management believes the loss of one or more of these customers may have an effect on the Company’s financial condition.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit’s carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of the adoption of this guidance on its financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease’s guidance. The ASU is effective for annual periods beginning January 1, 2019 for public companies and January 1, 2022 for non-public companies, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. The Company is currently evaluating the impact of the adoption of this guidance on its financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning January 1, 2020 for public companies and January 1, 2023 for non-public companies. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Office equipment	$84,618	$81,681
Furniture and fixtures	17,132	17,132
Laboratory equipment	387,127	383,516
Leasehold improvements	5,973	5,973
Total property and equipment	494,850	488,302
Less accumulated depreciation	(446,420)	(439,378)
	$48,430	$48,924

Depreciation expense was $7,042 and $8,629 for the six months ended June 30, 2020 and 2019, respectively.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Issued patents (amortized)	$31,840	$31,840
Unissued patents (unamortized)	201,514	201,514
Software development costs	45,575	45,575
Total patents	278,929	278,929
Less accumulated amortization	(39,868)	(31,476)
	$239,061	$247,453

Amortization expense for intangible assets for the six months ended June 30, 2020 and 2019 was $8,392 and $796, respectively. Estimated amortization expense on issued patents and software development costs for the years ending December 31 are as follows:

2020 (remainder of year)	8,392
2021	16,784
2022	9,187
2023	1,592
2024	1,592
$37,547

NOTE 5 – NOTE PAYABLE

On May 19, 2020, the Company received a $144,107 PPP loan from the SBA under provisions of the CARES Act.  The PPP loan has a two-year term and bears interest at a rate of 1.0% per annum.  Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties.  The PPP loan contain events of default and other provisions customary for loans of this type.  The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.  The Company intends to use the proceeds from the PPP loan for qualifying expenses and to apply for forgiveness of the PPP loan in accordance with the terms of the CARES Act. The Company has classified $55,785 of the PPP loans as current liabilities and $88,322 as long-term liabilities pending SBA clarification of the final loan terms.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. The agreement included a 3% annual increase and an option to expand office space. Upon expiration, this lease has continued on a month-to-month basis. Total rent expense, including additional operating expenses related to this property, was $68,160 for the six months ended June 30, 2020 and 2019.

Royalties and License Agreements

The Company has entered into various agreements related to fundraising and other consulting services that commits the Company to paying certain additional fees contingent upon certain milestones and/or events. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

In November 2000, the Company entered into a licensing agreement with the United States Public Health Service (“PHS”) that gave the Company exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, the Company was required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year the Company achieves annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter. The agreement also calls for the Company to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires the Company to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until the Company has achieved $500,000 in net sales of licensed products, $20,000 once the Company has achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once the Company achieves net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $195,794 at June 30, 2020 and December 31, 2019.

In July 2002, the Company entered into an award and royalty agreement with MdBio, Inc. Under this agreement, the Company received $150,000 in funding and is to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid.

During 2010, the Company entered into a licensing agreement with Abbott Molecular, Inc. (“Abbott”). Under this agreement, the Company retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, the Company is to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either the Company's lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire the Company’s lung cancer testing business at various intervals.

In May 2011, the Company received a grant from the Maryland Biotechnology Center (“MBC”). Under this grant agreement, the Company was to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, the Company is to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to the Company’s BioCheck suspicious powder screening kit). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000.

In February 2016, the Company entered into a collaboration agreement with National Foundation for Cancer Research, Inc. (“NFCR”), a tax exempt 501(c)(3) organization, for the development of a cloud accessible algorithm to assist physicians in the People’s Republic of China (“PRC”) to interpret test results, and to support refinements of the Company’s PAULAs test. NFCR assisted the Company in obtaining blood test data from the PRC. Upon execution of the agreement, the Company issued NFCR 19,157 shares of Common Stock. The Company issued an additional 19,157 shares of Common Stock in 2016 based on the first milestone of receiving data from the first 1,000 patients located in the PRC. Per the agreement, after the Company has analyzed data from the initial population, it may seek additional data from more patients which can trigger an additional 38,315 shares of Common Stock being issued. To date, this provision has not yet been triggered. If upon seeking and receiving this additional patient data as set forth in the agreement, and immediately after issuing the requisite shares, the Company for five (5) years shall pay to NFCR two percent (2%) of gross sales the Company derives from the sale, licensing and other dispositions of the developed algorithm, payable quarterly.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Effective April 17, 2017, the Company entered into a six-month option agreement with Chang Gung Memorial Hospital (CGMH) of Taiwan to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to our pan-cancer test. The option period was extended through February 28, 2018 through an amendment executed in November 2017. The option was exercised in a timely manner, payments were made, data was transferred to the Company and was verified by it and the Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. As consideration for this option, the Company paid an option fee of $75,000. Once the option was exercised in February 2018, the Company paid an additional license fee of $150,000 in cash and $300,000 in Common Stock (through the issuance of 92,025 shares of Common Stock), which were released from escrow upon verification of the viability of the data. The Company has amortized the license agreement over the term amounting to an amortization expense of $10,179 for the six months ended June 30, 2020 and 2019.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock (collectively, the “Designated Preferred Stock”). Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company’s board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company’s board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act of 1933, as amended (the “Securities Act”), resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company’s assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company’s technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company’s initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company’s certificate of incorporation, as amended. For purposes hereof, “excluded securities” means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company’s business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A Preferred Stock

As of June 30, 2020 and December 31, 2019, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during six months ended June 30, 2020 and 2019.

Series A-1 Preferred Stock

As of June 30, 2020 and December 31, 2019, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during six months ended June 30, 2020 and 2019.

Series A-2 Preferred Stock

As of June 30, 2020 and December 31, 2019, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during six months ended June 30, 2020 and 2019.

Series B Preferred Stock

As of June 30, 2020 and December 31, 2019, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding.

No shares of Series B Preferred Stock were issued during six months ended June 30, 2020. During the six months ended June 30, 2019, the Company issued 361,271 shares of Series B Preferred Stock for a purchase price of $1,275,175.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

Series C Preferred Stock

On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis.

During the six months ended June 30, 2020, the Company issued 268,577 shares of Series C Preferred Stock for a purchase price, net of fees, of $1,015,157, of which $60,640 was recorded as a subscription receivable as funds were not received as of the period end.

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock.

As of June 30, 2020 and December 31, 2019, there were 4,728,833 and 4,725,633 shares of Common Stock and outstanding, respectively.

During the six months ended June 30, 2020, the Company issued 3,200 shares of Common Stock upon the exercise of warrants for proceeds of $32. No shares of Common Stock were issued during six months ended June 30, 2019.

Stock Options

No options were granted during the six months ended June 30, 2020 and 2019. Total stock-based compensation for the six months ended June 30, 2020 and 2019 was $0.

NOTE 8 – RELATED PARTY TRANSACTIONS

From time-to-time, investors in the Company are directed to deposit funds in a Limited Liability Company (“Investment LLC”) set up by the Company for the purposes of managing investments seeking the advantages of the Maryland Biotechnology Investor Tax Credit program. Funds from those Investment LLCs either have been or will be transferred to the Company pursuant to the rules and procedures of the tax credit program. Shares of the Company will be issued to investors in those Investment LLCs in the same manner as if they invested directly in the Company. While the Company performs the administrative tasks for the Investment LLC when they are active, the Company has no ownership, requirement to fund, or voting privileges within these entities.

As of June 30, 2020 and December 31, 2019, the Company has approximately $2,700 due from various Investment LLCs controlled by certain stockholders of the Company as a result of funds advanced to them by the Company as it relates to the expected tax refunds under the Maryland Biotechnology Investor Tax Credit program.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2020 through September 28, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Subsequent to June 30, 2020, we raised approximately $1.2 million in gross proceeds through the sale of 272,658 shares of our Series C Preferred Stock in the Regulation A offering described above.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Second Amended and Restated Articles of Incorporation of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.1 to the Semiannual Report on Form 1-SA filed on November 15, 2018)
2.2	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 1-K filed on July 6, 2020)
2.3	Amended and Restated Bylaws of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 1-K filed on July 6, 2020)
3.1	Form of Placement Agent Warrant (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A/A filed on December 31, 2019)
4.1	Form of Subscription Agreement for Series B Preferred Stock (incorporated by reference to Exhibit 4 to the Offering Statement on Form 1-A/A filed on August 14, 2018)
4.2	Form of Subscription Agreement for Series C Preferred Stock (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A/A filed on December 31, 2019)
6.1	Form of Credit Card Services Agreement between StartEngine Crowdfunding, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A/A filed on November 26, 2019)
6.2	Sales Representative Agreement, dated April 5, 2020, between Mems Technologies Holdings Company Limited and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.2 to the Annual Report on Form 1-K filed on July 6, 2020)
6.3	Option Agreement to License and Commercialize Pan-Cancer Test Algorithm, dated April 17, 2017, between Chang Gung Memorial Hospital, Linkou and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A/A filed on June 22, 2018)
6.4	Amendment to Option Agreement to License and Commercialize Pan-Cancer Test Algorithm, dated October 26, 2017, between Chang Gung Memorial Hospital, Linkou and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A/A filed on June 22, 2018)
6.5	Cancer Early Detection Algorithm Development Collaboration Agreement, dated February 26, 2016, between National Foundation for Cancer Research, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A/A filed on June 22, 2018)
6.6	Award and Royalty Agreement, dated July 19, 2002, between MdBio, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A/A filed on July 11, 2018)
6.7	Patent License Agreement, dated November 9, 2000, between the National Institutes of Health and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A/A filed on July 11, 2018)
6.8	License Amendment, dated April 14, 2005, between the National Institutes of Health on behalf of the Public Health Service and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A/A filed on July 11, 2018)
6.9	Second Amendment to License Agreement, dated December 23, 2011, between the National Institutes of Health on behalf of the Public Health Service and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A/A filed on July 11, 2018)
6.10	Employment Agreement, dated May 5, 2019, between 20/20 GeneSystems, Inc. and Jonathan Cohen (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on August 12, 2019)
8.1	Form of Escrow Agreement (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A/A filed on June 22, 2018)
8.2	Form of Escrow Services Agreement among Prime Trust, LLC, 20/20 GeneSystems, Inc. and StartEngine Primary LLC (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A/A filed on November 26, 2019)
15.1	20/20 GeneSystems, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 15.1 to the Offering Statement on Form 1-A filed on August 12, 2019)
15.2	Form of Stock Option Agreement (20/20 GeneSystems, Inc. Stock Incentive Plan) (incorporated by reference to Exhibit 15.2 to the Offering Statement on Form 1-A filed on August 12, 2019)
15.3	Form of Restricted Stock Award Agreement (20/20 GeneSystems, Inc. Stock Incentive Plan) (incorporated by reference to Exhibit 15.3 to the Offering Statement on Form 1-A filed on August 12, 2019)
15.4	Audit Committee Charter (incorporated by reference to Exhibit 15.4 to the Offering Statement on Form 1-A filed on August 12, 2019)
15.5	Compensation Committee Charter (incorporated by reference to Exhibit 15.5 to the Offering Statement on Form 1-A filed on August 12, 2019)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2020	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)